VoIP-Pal.Com Inc.

7215 Bosque Boulevard, Suite 102

Waco, TX 76710-4020

Division of Corporation Finance

Office of Manufacturing

United States

Securities and Exchange Commission Washington, DC 20549

February 9, 2024

Re:	VoIP-Pal.Com Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
File No. 000-55613

Dear Sir or Madam:

We acknowledge receipt of comments in your letter of February 3, 2024 regarding the Form 10-K for the fiscal year ended September 30, 2023 (the “Company”), which we have set out below, together with our responses.

Form 10-K for the Fiscal Year Ended September 30, 2023

Controls and Procedures, page 34

1.	Refer to your discussion under Evaluation of Disclosure Controls and Procedures and consider revising to first include a discussion of your disclosure controls and procedures to address the following and/or provide similar disclosures. Refer to Item 307 of Regulation S-K.

●	State whether as of the end of the period covered by this report, your principal executive officer and principal financial officer evaluated the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act).

Response: We will revise the discussion under Evaluation of Disclosure Controls and Procedures to first include a discussion of our disclosure controls and procedures to address the following and/or provide similar disclosures, pursuant to Item 307 of Regulation S-K. We confirm that we will state that as of the end of the period covered by this report, our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures.

●	Also state if your disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in your reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Response: We confirm that we will state that our disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

●	Further state if your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in your reports filed under the Exchange Act is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Response: We further confirm that we will state that our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

●	We note you have concluded that your disclosure controls and procedures are effective at the reasonable assurance level. As you have identified material weaknesses in your internal control over financial reporting, please consider revising your conclusion on disclosure controls and procedures to instead state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective as of September 30, 2023 (the end of the year covered by this Annual Report) due to the material weaknesses in internal control over financial reporting described below. In this regard, because of the substantial overlap between disclosure controls and procedures and that of internal control over financial reporting, we would anticipate that both would be concluded as not effective. Please revise.

Response: We will revise to state that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of September 30, 2023 (the end of the year covered by this Annual Report) due to the material weaknesses in internal control over financial reporting described below.

Please find an attachment for the entire revised version of Item 9A – controls and procedures.

2.	Please also address the following with respect to your disclosures on the evaluation of internal control over financial reporting.

●	Provide a sub-heading such as Management’s Report on Internal Control Over Financial Report and provide a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(1) of Regulation S-K. Please continue to include all of your content about the material weaknesses and related disclosures under this subheading.

Response: We will revise item 9A in 10-K for the fiscal year September 30, 2023 to provide a sub-heading - Management’s Report on Internal Control Over Financial Report and provide a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

Please find an attachment for the entire revised version of Item 9A –controls and procedures.

●	Provide a definitive conclusion that your management, including the principal executive officer and principal financial officer, have concluded as of the end of the fiscal year covered by this Annual Report on Form 10-K that your internal control over financial reporting was not effective due to the material weaknesses identified below. We note you instead concluded that it was not completely efficient. Please revise accordingly. Refer to Item 308(a)(3) of Regulation S-K

Response: Our use of the word “efficient” was a typo. We will revise item 9A in 10-K for the fiscal year September 30, 2023 to provide a definitive conclusion that our management, including the principal executive officer and principal financial officer, have concluded as of the end of the fiscal year covered by this Annual Report on Form 10-K that our internal control over financial reporting was not effective due to the material weaknesses identified below.

Please find an attachment for the entire revised version of Item 9A – controls and procedures.

If you have additional comments or questions, please feel free to contact me at jinkuang@hotmail.com.

Sincerely,

/s/ Jin Kuang

Jin Kuang

Jin Kuang Chief Financial Officer

cc: Emil Malak, VoIP-Pal.Com Inc.

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Attachment

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report for the year ended September 30, 2023, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were not effective to give reasonable assurance primarily due to the outstanding material weakness described below.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the International Accounting Standards Board. The Company’s ICFR includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Evaluation of Effectiveness of ICFR

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. In management’s assessment of the effectiveness of internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) as required by Exchange Act Rule 13a-15(c), our management, including the Chief Executive Officer and Chief Financial Officer, have concluded as of the end of the fiscal year covered by this Annual Report on Form 10-K that our internal control over financial reporting was not effective due to the material weaknesses identified below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of September 30, 2023:

1)	Lack of segregation of duties. Now, our resources and size prevent us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system. Management will periodically reevaluate this situation.

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2)	Lack of a wholly independent audit committee. Although the Board of Directors has an audit committee it is not comprised solely of independent directors. We may establish an audit committee comprised solely of independent directors when we have sufficient capital resources and working capital to attract qualified independent directors and to maintain such a committee.

3)	Insufficient period-end balance sheet reconciliations and review of journal entries. Due to our size, we have insufficient accounting staff resources to review accounting entries on a timely basis. Management will periodically reevaluate this situation.

4)	No formal codes of conduct.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Our management determined that if these deficiencies persist, they could constitute material weaknesses. Due to a lack of financial resources, we are not able to immediately take any action to remediate these potential material weaknesses. We will not be able to do so until we acquire sufficient financing to do so. We will implement further controls as circumstances, cash flow, and working capital permit. Notwithstanding the assessment that our ICFR was not entirely effective and that there were potential material weaknesses as identified in this report, we believe that our financial statements fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Internal Controls

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material error. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year ended September 30, 2023 that have materially affected or are reasonably likely to materially affect such controls.

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